

November 15, 2012

Via E-mail
Martin J. Gerrety
Treasurer and Assistant Secretary
The Bank of Kentucky Financial Corporation
111 Lookout Farm Drive
Crestview Hills, KY 41017

Re: **The Bank of Kentucky Financial Corporation**
        Form 10-K for the Year Ended December 31, 2011
        Filed March 9, 2012
        Form 10-Q for the Quarter Ended September 30, 2012
        Filed November 6, 2012
        File No. 001-34214

Dear Mr. Gerrety:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions or changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Risk Factors

The Treasury Department's exercise of the Warrant may dilute earnings…, page 30

1.   We note your disclosure that if the market value of your common stock increases above the exercise price, accounting rules will require additional shares to be included in the fully diluted share count and will effectively reduce reported diluted earnings per share. We note further that your common stock has been consistently trading above the exercise price for the year ended December 31, 2011 and subsequent quarterly periods. Please

revise future filings to indicate that the common stock price is already above the exercise price and explain any effect that this has had on your diluted earnings per share and the cash required to repurchase the warrant.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Loans, page 66

2.   Please tell us and expand your accounting policy in future filings to state how you determine that a troubled debt restructuring is reasonably assured of repayment and performance according to the modified terms. In addition, state the "reasonable period of time" of sustained historical payment performance under which you return a troubled debt restructured loan to accrual status.

3.   Please tell us and expand your accounting policy in future filings to state how troubled debt restructurings that are restructured at market interest rates and had sustained performance as agreed under the modified loan terms may then be reclassified as non-troubled debt restructurings after each year end pursuant to ASC 310-40-50-2. In this regard, state how the company would determine that the troubled debt restructurings were modified at market rates and how the company's policy considers the requirements of ASC 310-10-35-25, 35-26 and 310-35-37 regarding measurement of subsequent impairment.

Guide III

4.   Please tell us and expand the disclosure in future filings to state the amount of gross interest income that would have been recorded as of the most recent reported period if loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period pursuant to Instruction (2) of Item III C 1 of Guide III. In addition, tell us and provide disclosure in future filings at the end of the most recent period of potential problem loans pursuant to Item III C 2 of Guide III.

Controls and Procedures

Disclosure Controls and Procedures, page 107

5.   You state that the chief executive officer and chief financial officer have concluded that your controls and procedures are "adequate" to ensure that information requiring disclosures is communicated to management in a timely manner. Please confirm that these controls and procedures were "effective" at December 31, 2011, as required by Item 307 of Regulation S-K. In addition, please confirm that you will revise future filings to provide the correct representation.

<u>Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A</u>

6.   Please confirm that by "other persons" in the representations included in this section, you mean persons not related to you. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that you will provide the correct representation in future filings.

<u>Form 10-Q for the Quarter Ended September 30, 2012</u>

<u>Table 6, page 47</u>

7.   We note your disclosure of both performing and non-performing troubled debt restructurings below the calculation of non-performing loans. Please revise in future filings to include all troubled debt restructured loan balances within the body of the table consistent with Item III.C of Guide III. Also, please provide an enhanced Management's Discussion and Analysis disclosure detailing how management views both accruing and non-accruing troubled debt restructured loans for the purposes of considering periodic loan loss provisions and the determination of allowance for loan loss coverage ratios, such as the ratio of the allowance for loan losses to total non-performing loans. For example, we note your discussion of accruing troubled debt restructurings on page 45, however, there is no discussion of non-accruing troubled debt restructurings even though balances have been increasing since December 31, 2011, and currently total almost $4.9 million as of the balance sheet date. Please also ensure that your discussion of troubled debt restructurings within Note 9 on page 22 contains sufficient granularity and transparency regarding accruing and non-accruing troubled debt restructurings, as we note you have only disclosed total troubled debt restructurings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina Harley at (202) 551-3695 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney